EXHIBIT 11.1

Code of Ethics

The Board of Directors of Star Bulk Carriers Corp. (the "Company") has adopted this Code of Ethics (the "Code") for all of the Company's employees, directors, officers and agents ("Employees").

Conflicts of Interest
A conflict of interest occurs when an Employee's private interests interfere, or even appears to interfere, with the interests of the Company as a whole. While it is not possible to describe every situation in which a conflict of interest may arise, Employees must never use or attempt to use their position with the Company to obtain improper personal benefits. Any Employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with the Audit Committee or General Counsel of the Company immediately.

Corporate Opportunities
Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees may not take for themselves opportunities that are discovered through the use of corporate property, information or position.

Related Party Transactions
All transactions between the Company and any of its officers, directors and employees or their respective affiliates shall be on terms believed by the Company to be no less favorable than are available from unaffiliated third parties and such transactions will require prior written approval, in each instance by a majority of the Company's uninterested "independent" directors, as defined in the Nominating and Corporate Governance Committee Charter, or the members of the Company's Board of Directors who do not have an interest in the transaction, in either case who had access, at the Company's expense, to its attorneys or Company’s General Counsel.

Confidentiality and Privacy
It is important that Employees protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company's business, clients and suppliers. Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions. Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment. The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company's customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.

Honest and Fair Dealing
Employees must endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception. Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

Protection and Proper Use of Company Assets
The Company's assets are only to be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. If you become aware of theft, waste or misuse of the Company's assets you should report this to your manager.

Compliance with Laws, Rules and Regulations
It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

Any Employee who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should contact the Company's General Counsel.

Securities Trading
Because we are a public company we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier that has a significant relationship with the Company. Information is "material" when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and the advice of General Counsel may be sought.

Disclosure
Employees are responsible for ensuring that the disclosure in the Company's periodic reports is full, fair, accurate, timely and understandable. In doing so, Employees shall take such action as is reasonably appropriate to: (i) establish and comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company's periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company's periodic reports fairly presents in all material respects the financial condition and results of operations of the Company. Employees will not knowingly: (i) make, or permit or direct another to make, materially false or misleading entries in the Company's, or any of its subsidiaries, financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specific inquiries of the Company's independent auditor or outside legal counsel.

Procedures Regarding Waivers
Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver. Waivers of the Code may only be made by the Audit Committee and will be disclosed by the Company.

Reporting

Employees shall take all appropriate action to stop any known misconduct by fellow Employees that violate this Code. Employees shall report any known or suspected misconduct to the Chairman of the Audit Committee or the Company's General Counsels.
Any person may report any known or suspected violation of this Code, as well as any concerns regarding questionable matters.
Complaints shall be reported on a confidential and/ or anonymous basis to:
●	Company's Audit Committee through the Company's "P.O. Box 61323 15104 Maroussi" established for this purpose.
●	Company’s General Counsels through the whistleblower hotline on +306976862707 by leaving a voice message on the answering machine.

No retaliation
The Company will not retaliate or allow retaliation for reports made in good faith. Any alleged act of retaliation will be thoroughly investigated.
The Company will not discharge, demote, suspend, threaten, harass or any manner discriminate against any Employee in the terms and conditions of employment based upon any lawful actions of such Employee with respect to good faith reporting, pursuant to these procedures or otherwise, of complaints regarding Accounting Matters or other matters as specified in Section 806 of the Sarbanes-Oxley Act of 2002.

Processing of Whistle-blower reports
The Company’s Whistle-blowing Policy is intended to cover serious concerns that fall outside the scope of the Company’s procedures and encourage and enable Employees and third parties to raise, in their reasonable belief, issues regarding inter alia questionable accounting matters, audit practices, internal controls, conflicts of interest, fraud and insider trading within the Company rather than overlooking a problem due to fear of harassment and victimization. Complaints received will be handled according to the policy described below. Employees who are crew members may also utilize the hotline specially designated for them, information of which can be found on board the Company’s vessels.
When a concern is received, it shall be properly communicated to the Chairman of the Audit Committee. The Audit Committee Chairman will (a) protect the rights of the Employee submitting the complaint, (b) determine whether the complaint actually pertains to accounting, internal controls or fraudulent matters and (c) if identifiable and without compromising the confidentiality of the process, acknowledge receipt of the complaint to the sender or caller.

Complaints received will be investigated by the Chairman of the Audit Committee. Alternatively, the Chairman may designate outside consultants to conduct the investigation, or refer the matter to an appropriate officer or employee of the Company or the Company’s General Counsels.
Upon completion, the members of the Audit Committee will review the results of all investigations and will take all appropriate corrective action which, in its judgement is warranted. An action plan and line of reporting of the incident will be determined on a case by case basis and will directly depend on the significance and potential impact of the complaint.

A log of all complaints shall be maintained by the Audit Committee Chairman, which tracks such complaints, their receipt, and any investigation and resolution thereof. The Audit Committee Chairman shall prepare a summary report. Copies of complaints and the resulting log of related information will be maintained in accordance with the Company’s document retention policy.